UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company (Issuer))

Super MergerSub Inc.

Centro Properties Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,434,692,617	$105,445.06

*               Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $33.15 per share by 103,610,637 shares of common stock issued and outstanding (the number of shares represented by New Plan Excel Realty Trust, Inc. in the Merger Agreement (as defined herein) to be issued and outstanding as of February 27, 2007). The filing fee was previously paid with the original filing on Schedule TO on March 8, 2007.

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                third-party tender offer subject to Rule 14d-1.

☐                   issuer tender offer subject to Rule 13e-4.

☐                   going-private transaction subject to Rule 13e-3.

☐                   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007 (as it may be further amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(J), respectively. This Schedule TO is being filed on behalf of Purchaser and Centro. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.   Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by replacing Item 11(a)(5) in the Original Schedule TO with the following:

(a)(5)   Certain Litigation. On March 5, 2007, a purported stockholder class action lawsuit related to the Offer and the Merger was filed in the Supreme Court of the State of New York, County of Nassau, Jim Worthey v. New Plan Excel Realty Trust, Inc., et al. (Index No. 07-003947), naming Centro Properties Group and Centro Retail Trust as defendants (the “Centro Defendants”). The lawsuit also named New Plan and each of New Plan’s directors as defendants. This lawsuit alleges, among other things, that New Plan’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. In addition, the lawsuit alleges that New Plan and the Centro Defendants aided and abetted such alleged breach of fiduciary duty by New Plan’s directors. The lawsuit seeks, among other things, class action status and to enjoin the consummation of the Offer, the Merger and the related transactions. The Centro Defendants, if served, and New Plan intend to vigorously defend the action. However, there can be no assurance as to the outcome of the litigation. An adverse preliminary or final judgment could have a material adverse effect on the completion of Offer and the Mergers. The information set forth in Section 15—“Certain Legal Matters—Certain Litigation” of the Offer to Purchase is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(J)	Amendment and Supplement No. 1 to the Offer to Purchase and Form of Letter of Transmittal, dated March 21, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Super MergerSub Inc.
By:	/s/ Andrew Scott
	Name:	Andrew Scott
	Title:	Chief Executive Officer
Centro Properties Limited
By:	/s/ Andrew Scott
	Name:	Andrew Scott
	Title:	Chief Executive Officer

Dated:  March 21, 2007

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document
(a)(1)(J)	Amendment and Supplement No. 1 to the Offer to Purchase and Form of Letter of Transmittal, dated March 21, 2007